

CONTENTS | ÍNDICE

Popular, Inc. (NASDAQ:BPOP) is a full-service financial provider based in Puerto Rico, with operations in Puerto Rico, the Virgin Islands and the United States. In Puerto Rico it is the leading banking institution in both assets and deposits, and ranks 36th in assets among U.S. banks. With 184 branches in Puerto Rico and the Virgin Islands, Popular offers retail and commercial banking services, as well as auto and equipment leasing and financing, mortgage loans, investment banking and broker-dealer services. In the United States, Popular has established a community-banking franchise that does business as Popular Community Bank, providing a broad range of financial services and products with 92 branches in New York, New Jersey, Illinois, Florida and California.

Popular, Inc. (NASDAQ: BPOP) es un proveedor de servicios financieros con sede en Puerto Rico y operaciones en Puerto Rico, las Islas Vírgenes y los Estados Unidos. En Puerto Rico es la institución bancaria líder tanto en activos como en depósitos, y ocupa la posición 36 entre los bancos en los Estados Unidos en términos de activos. Con 184 sucursales en Puerto Rico y las Islas Vírgenes, ofrece servicios bancarios a individuos y comercios, así como arrendamiento y financiamiento de autos y equipo, préstamos hipotecarios, banca de inversión y transacciones de corredores de valores. En los Estados Unidos, Popular ha establecido una franquicia bancaria de base comunitaria que opera como Popular Community Bank, ofreciendo una amplia gama de servicios y productos financieros, con 92 sucursales en Nueva York, Nueva Jersey, Illinois, Florida y California.

Letter to
Shareholders



Richard L. Carrión
Chairman, President and
Chief Executive Officer

We have been intensely focused on four key areas that we identified as critical to return Popular to the path of profitability and growth—credit quality, asset growth in our core businesses, efficiency and improving the performance of our U.S. operations—and we made significant headway in all of these areas.

I am pleased to report that 2012 was a good year that positioned us for continued progress in 2013. As I shared with you last year, we have been intensely focused on four key areas that we identified as critical to return Popular to the path of profitability and growth—credit quality, asset growth in our core businesses, efficiency and improving the performance of our U.S. operations—and we made significant headway in all of these areas.

CREDIT QUALITY

In 2012, we solidified the positive trends that we began seeing in late 2011. We continued to reduce net charge-offs and the provision for loan losses, which were 25% and 22% lower than in 2011, respectively.

But the most important achievement in 2012 was the substantial reduction of our non-performing assets as we intensified our efforts and added resources to the credit management area. This reduction was driven by a decline of $313 million or 18% in non-performing loans (NPLs) held-in-portfolio, both in Puerto Rico and our U.S. operations and across all portfolios. Through a combination of aggressive loss mitigation efforts, resolutions and restructurings, individual sales and stabilizing economic conditions, at year-end NPLs reached their lowest level since December 2009. One of the most encouraging signs was a 27% reduction in NPL inflows from the previous year.

A significant reduction was also achieved in NPLs in our held-for-sale portfolio. Other real estate owned (OREO) increased by $94 million when compared to the previous year as a result of higher foreclosures in our mortgage and commercial portfolios in Puerto Rico. While we are aware that this is a normal by-product of our efforts to resolve NPLs, we restructured our OREO-management area and implemented various strategies to ensure that we resolve these assets in the most efficient way and are able to realize the highest possible value.

Looking ahead, we are confident we will keep making progress on the credit quality front, as we continue to work intensively with the non-performing assets on our books. As we have in the past, we will pursue all opportunities to reduce non-performing assets, including bulk sales, provided that they make economic sense and create value for our shareholders.

Credit quality is the greatest lever we have to keep improving Popular's financial performance, given the impact it has both on income as well as expenses. We have identified a considerable amount of expenses associated with our credit management efforts, including legal fees, appraisals and OREO expenses, and we are confident we can reduce a substantial portion of them as the credit situation normalizes.

BUSINESS GROWTH

Amid signs of economic stability we have heightened our focus on growing our core businesses.

In Puerto Rico, we are beginning to see a pickup in activity in some sectors and we are leveraging our leading position to capture these opportunities. Our mortgage business had a great year. Originations reached $1.5 billion, up 21% when compared to 2011, benefitting from lower interest rates, federal refinance programs and local housing incentives.

We were able to maintain our core deposit base, despite additional rate cuts that helped us reduce our cost of funds. These efforts and the better than expected performance of our covered portfolio helped maintain our net interest margin well above our peers.

At Popular Community Bank, our U.S. operation, loan balances had been declining due to our exit from certain businesses. While low loan demand proved a challenge, toward the end of the year the non-legacy loan book began to grow again and we are encouraged by increased loan activity from our commercial clients.

Letter to
Shareholders

During 2012, our stock regained part of the ground it lost during 2011. BPOP closed 2012 at $20.79, a 50% increase from the previous year, after adjusting for the 1 for 10 reverse stock split executed in May. We are confident that as we continue reducing our non-performing loans, the Puerto Rico economy stabilizes further and we are able to provide more clarity on issues such as TARP, the price of our stock will better reflect the true value of our franchise.

We also continued our search for high-quality assets we could acquire and manage within our existing infrastructure at a minimal marginal cost. We added approximately $800 million in strategic loan acquisitions during the year, mainly mortgage loans in the United States and consumer and mortgage loans in Puerto Rico.

EFFICIENCY AND ORGANIZATIONAL EXCELLENCE

During 2012, we broadened the efforts launched in 2011 to identify cost saving opportunities and redesign key processes in our organization to increase our efficiency.

We completed the implementation of the voluntary retirement window announced in late 2011. Despite the greater need for personnel in credit and risk management functions, salary expenses in the fourth quarter were down $9 million annualized when compared to the fourth quarter of the previous year. We also executed our branch consolidation plan, which started in 2011 and resulted in a net reduction of eight branches in 2012.

Fully aware that certain expenses, particularly credit-related ones, remain elevated, we created a cross-area team to identify savings opportunities that could help offset a portion of these expenses in the short term and significantly lower our expense base in the medium to long term. Several initiatives were launched and will begin to materialize in 2013.

On the process redesign front, we completed the rollout of the revised commercial and mortgage loan origination processes started in 2011, with appreciable results in productivity, customer satisfaction and employee morale. The commercial appraisal process was reviewed and adjusted to comply with new regulations and reduce the time it takes from an appraisal request to a final review, which clearly impacts the commercial origination process. Finally, we launched four new projects that will continue in 2013 in the following areas: commercial middle market business, delivery channels, mortgage servicing and purchasing. To ensure the successful execution of these projects

and sustainability of these changes, we have provided training on the LEAN methodology to close to 600 employees. We are extremely pleased with the progress we have achieved thus far, particularly the receptiveness of our employees to the LEAN methodology and the positive results in customer satisfaction, and will continue to expand these efforts in the coming years.

POPULAR COMMUNITY BANK

Popular Community Bank (PCB) had its second consecutive profitable year, reporting net income of $46 million compared with $30 million in 2011, driven by a lower provision for loan losses resulting from improved credit quality.

Net charge-offs and non-performing loans were 45% and 36% lower, respectively, than in 2011. While this is a significant reduction, PCB's progress on the credit quality front is better appreciated if one considers that net charge-offs for 2012 and non-performing loans at year-end are down 78% and 71%, respectively, from their peak levels in this credit cycle.

In 2010, we launched a process to rebrand Banco Popular North America as Popular Community Bank to broaden its appeal to non-Hispanics while maintaining the recognition attained among Hispanics and its connection to the Popular name. In the first two years, the rebranding was executed in Illinois, California and Florida. In 2012, we completed the process, rebranding our operations in New York and New Jersey. The new brand has been very well received and led to an increase in the average balance of low-cost deposits in all of our U.S. regions. We are confident it better positions us as we continue our efforts to grow as a relationship-based community bank.

FINANCIAL RESULTS, CAPITAL POSITION AND STOCK PERFORMANCE

As a result of all the efforts discussed above, Popular, Inc. reported net income of $245 million, compared to $151 million in 2011. Net income at Banco Popular de

Puerto Rico totaled $291 million, 26% higher than the previous year. As I detailed earlier, Popular Community Bank increased net income by $16 million when compared with 2011.

Popular, Inc. and its subsidiary banks have maintained strong capital levels, even in the most difficult years of the recent financial crisis, and 2012 was no exception. We closed the year with solid capital levels that exceeded the current regulatory threshold for well-capitalized status. We anticipate maintaining a strong capital position in the coming years as the Basel III rules are implemented. This should give us the flexibility to structure an exit from the Troubled Asset Relief Program (TARP) at the appropriate time. While we are eager to exit TARP as soon as possible, we will do it at a time and in a manner that is most aligned with our shareholders' interests.

During 2012, our stock regained part of the ground it lost during 2011. BPOP closed 2012 at $20.79, a 50% increase from the previous year, after adjusting for the 1 for 10 reverse stock split executed in May. We are confident that as we continue reducing our non-performing loans, the Puerto Rico economy stabilizes further and we are able to provide more clarity on issues such as TARP, the price of our stock will better reflect the true value of our franchise.

OUR ORGANIZATION

At Popular, we recently announced various management changes that will be effective in March 2013. Jorge A. Junquera, who has been with Popular for more than 40 years, the last 16 as Chief Financial Officer (CFO), will assume the role of Vice Chairman and Special Assistant to the CEO. In his new position, Jorge will assist in business development activities and oversee the Company's portfolio investments. Throughout his career, and in his role as CFO, Jorge has undoubtedly left his mark on Popular. One of his most important contributions was to provide strong leadership during the recent financial crisis and ensure that the Corporation and its banking subsidiaries always maintained adequate levels of capital and liquidity during those challenging times. I am sure that, in his new role, Jorge will continue to make important contributions to the future success of Popular.

Carlos J. Vázquez will succeed Jorge as CFO of Popular. Carlos has been with Popular in senior management positions for more than 15 years after working at JP Morgan in various investment banking and capital market positions. At Popular, he has successfully led groups such as Consumer Credit in Puerto Rico and Risk Management for the Corporation. More recently, in his role as President of Popular Community Bank, he returned our U.S. operations to profitability after a difficult period. I am confident that, given his extensive financial background and deep knowledge of Popular, Carlos will prove invaluable and help shape Popular's future in the years to come.

Manuel Chinea will assume the role of Chief Operating Officer of Popular Community Bank. With more than 23 years at Popular, Manuel has led various units at Popular Community Bank, such as Retail Banking Operations, Marketing, Product Development, Popular Investments and Consumer Lending. Manuel's extensive knowledge of PCB will be an important asset as we continue the repositioning of our operations in the United States.

These changes reflect the depth of talent we have at Popular and are the result of our robust talent management processes. We strive to offer meaningful career paths for our people, which in turn provides us with a strong pool of candidates to fill the current and future needs of our organization.

Another source of strength for Popular is our Board of Directors, which consists of highly talented, experienced and committed individuals who have guided us through the challenges of recent years. Two directors, Manuel Morales Jr. and José R. Vizcarrondo, recently announced that they would not stand for re-election as directors when their terms expire in 2013. Mano served as a director of Popular, Inc. for 23 years and as a director of Banco Popular de Puerto Rico for 35 years. His service was distinguished by his thorough

Institutional Values

SOCIAL COMMITMENT
We work hand-in-hand with our communities. We are committed to actively promote the social and economic well-being of our communities.

CUSTOMER
We develop life-long relationships. Our relationship with the customer takes precedence over any particular transaction. We add value to each interaction by offering high-quality personalized service, and efficient and innovative solutions.

INTEGRITY
We live up to the trust placed in us. We adhere to the strictest ethical and moral standards through our daily decisions and actions.

EXCELLENCE
We strive to excel each day. We believe there is only one way to do things: the right way from the first time while exceeding expectations.

INNOVATION
We are a driving force for progress. We foster a constant search for innovative ideas and solutions in everything we do, thus enhancing our competitive advantage.

OUR PEOPLE
We have the best talent. We are leaders and work together as a team in a caring and disciplined environment.

PERFORMANCE
We are fully committed to our shareholders. We aim to attain a high level of efficiency, both individually and as a team, to achieve superior and consistent financial results based on a long-term vision.

Letter to
Shareholders

and incisive analysis and the passion he brought to critical issues. Joe served as a director of Popular, Inc. for nine years, offering valuable perspective and insightful advice during a very difficult period. We are grateful for their service and unwavering commitment throughout the years and their active participation will be missed by all.

STRONG FUNDAMENTALS

Today, we feel confident that the strategies in place will continue to bear fruit and that the fundamental elements of our business remain strong.

In Puerto Rico, we hold an enviable market position, having the largest market share in seven out of nine product categories. While the local economy still faces many challenges, we are seeing additional signs of stabilization. As the largest financial institution on the island, we continue to promote economic development and capital formation to help spur growth.

We have made considerable progress in the United States. While we are aware that our operations have not reached acceptable profitability levels, the continued improvement of our results will give us greater flexibility to address this issue going forward.

We also have other assets, such as our participation in EVERTEC, our holding at Centro Financiero BHD and the covered portfolio acquired in the 2010 FDIC-assisted transaction, whose potential value exceeds

the value at which they are carried on our books. In the case of EVERTEC, Apollo Global Management recently announced their intention to sell a portion of the company in a public offering, which will give us the option of monetizing this valuable asset.

But, undoubtedly, our greatest asset lies in our people, who faced and responded to trying times with a remarkable level of commitment and tenacity. I thank them for their efforts and you for your patience and support. The intrinsic value of this organization remains strong and I am confident that we will continue to grow and prosper in the years to come.

Sincerely,



RICHARD L. CARRIÓN
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

KEY
FACTS&
FIGURES

2012 HIGHLIGHTS

Founded in 1893, Popular, Inc. is the leading banking institution in both assets and deposits in Puerto Rico and ranks 36th in assets among U.S. banks. In the United States, Popular has established a community-banking franchise, doing business as Popular Community Bank, providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California.



POPULAR, INC.

$245 million
in net income

$1.8 billion
in gross revenues

$2 billion
amount by which our total capital exceeded the current well-capitalized threshold

$364 million
decrease of non-performing assets
(lowest level since 2010)

$313 million
decrease in held-in-portfolio non-performing loans
(lowest level since 2009)



POPULAR STOCK PRICE CHANGE VS PEERS (2011–2012)

Percent

- BPOP 50%
- BKX 30%
- PR PEERS 13%
- US PEERS 12%

12/11 1/12 2/12 3/12 4/12 5/12 6/12 7/12 8/12 9/12 10/12 11/12 12/12



BANCO POPULAR DE PUERTO RICO

(Throughout Puerto Rico and the Virgin Islands)



More than
1.5 million clients

**184 Branches
58 Offices**



6,671 FTEs[1]

$27.6 billion
in assets

$19.3 billion
in loans

$21.0 billion
in total deposits

#1 market share in total deposits (38%) and total loans (35%)[2]

[1] Includes corporate group
[2] As of September 30, 2012



#1



POPULAR COMMUNITY BANK

(Throughout five states in the United States[3])



Approximately
382,000 clients

92 Branches

Access to more than
38,000
surcharge-free ATMs
in leading national and local merchant locations

1,401 FTEs

E-LOAN deposits
$311 million
and approximately 19,000 clients



◄ *The rebranding of Popular's U.S. operations into Popular Community Bank was completed in May with the rebranding of New York and New Jersey branches.*

$8.7 billion
in assets

$5.8 billion
in loans

$6.1 billion
in total deposits

[3] New York, New Jersey, Illinois, Florida and California

Social Commitment
A Legacy of Caring

We believe that education is the foundation of any successful society. That is why our philanthropic arms, **Fundación Banco Popular** and **Popular Community Bank Foundation**, invested 80% of their resources in non-profit organizations that promote school innovation, after-school programs and alternative schools. **A roadmap of our community work in 2012 follows.**

We supported six organizations promoting **INNOVATION IN EDUCATION** to approximately 7,150 public school students. Among this group is Puerto Rico Science (Ciencia Puerto Rico), which developed a pilot program that promotes scientific literacy and interest in research careers among elementary and middle school students through the use of podcasts, lectures and lessons from Puerto Rican scientists. More than 70% of participating students in this program demonstrated an increased interest in learning science.



Popular Community Bank (PCB) helped raise $32,945 for the Food Bank for New York City and $17,724 for the New Jersey Division of the Salvation Army, including $33,862 in direct donations from PCB to fund the **DISASTER EMERGENCY SERVICES** of these two non-profit organizations providing assistance to those in need after the impact of Hurricane Sandy. The PCB Foundation also contributed financially to 28 other non-profits across our U.S. regions (California, Florida, Illinois, New York and New Jersey). We continued our partnerships with Junior Achievement USA and Operation Hope to provide **ECONOMIC OPPORTUNITY** in underserved communities through financial education and empowerment.







Identifying a need for a formal network among non-profit organizations to promote and share knowledge, best practices and resources, we organized our first **FOSTERING ALLIANCES** workshop. Attended by 83 non-profits, the workshop led to continuing collaborations that are advancing the independent missions of these organizations.

Banco Popular's financial education program, **FINANCES IN YOUR HANDS**, helped enhance the financial skills of 20,726 individuals through 409 workshops.

Foundation donations and corporate community programs: $3.3 million. **Volunteerism:** 3,556 Popular employee volunteers, 16,400 hours and 211 community events.

We supported six organizations providing **ALTERNATIVE EDUCATION** to 772 students who left the traditional school system, 289 of whom received a high-school degree in 2012. With our support, four of these organizations led a drive to enact in 2012 the Enabling Act for the Development of Alternative Education in Puerto Rico, which officially incorporates alternative education into the educational system and guarantees recurrent public funds for alternative education programs.



DONATIONS BY POPULAR FOUNDATIONS TO NON-PROFITS IN U.S. AND P.R.
(2005–2012)

Dollars in thousands

Legend: GRANTS, ORGANIZATIONS



The 8th annual **5K BENEFIT RUN OF POPULAR** drew 4,500 runners and raised $50,000 for the non-profit Iniciativa Comunitaria and its "Brega Bien" program. The program provides at-risk youth with tools to reduce outbursts of violence and aggression among adolescents, shares knowledge related to HIV/AIDS, STDs and drug use and supports school dropout prevention and reentry efforts.




Our institutional campaign program **MOVING FORWARD** (Echar Pa' Lante) promoted entrepreneurship through four regional workshops attended by approximately 1,500 entrepreneurs and launched an educational project that helped foster community involvement at five schools with a total enrollment of 1,700 at-risk students.



We donated $290,000 for **MUSIC-EDUCATION** programs that enhanced the musical skills of approximately 2,700 children and youth. Since its inception in 2006, our Revive the Music program—a collaboration with the Luis A. Ferré Foundation—has donated 1,089 musical instruments to 83 public schools and non-profit organizations in Puerto Rico.



25-Year
Historical Financial Summary

(Dollars in millions, except per share data)	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Selected Financial Information											
Net Income (Loss)	$ 47.4	$ 56.3	$ 63.4	$ 64.6	$ 85.1	$ 109.4	$ 124.7	$ 146.4	$ 185.2	$ 209.6	$ 232.3
Assets	5,706.5	5,972.7	8,983.6	8,780.3	10,002.3	11,513.4	12,778.4	15,675.5	16,764.1	19,300.5	23,160.4
Gross Loans	3,096.3	3,320.6	5,373.3	5,195.6	5,252.1	6,346.9	7,781.3	8,677.5	9,779.0	11,376.6	13,078.8
Deposits	4,715.8	4,926.3	7,422.7	7,207.1	8,038.7	8,522.7	9,012.4	9,876.7	10,763.3	11,749.6	13,672.2
Stockholders' Equity	334.9	375.8	588.9	631.8	752.1	834.2	1,002.4	1,141.7	1,262.5	1,503.1	1,709.1
Market Capitalization	$ 355.0	$ 430.1	$ 479.1	$ 579.0	$ 987.8	$1,014.7	$ 923.7	$1,276.8	$2,230.5	$3,350.3	$4,611.7
Return on Assets (ROA)	0.85%	0.99%	1.09%	0.72%	0.89%	1.02%	1.02%	1.04%	1.14%	1.14%	1.14%
Return on Equity (ROE)	14.87%	15.87%	15.55%	10.57%	12.72%	13.80%	13.80%	14.22%	16.17%	15.83%	15.41%
Per Common Share[1]											
Net Income (Loss) – Basic	$ 2.95	$ 3.51	$ 3.94	$ 2.69	$ 3.49	$ 4.18	$ 4.59	$ 5.24	$ 6.69	$ 7.51	$ 8.26
Net Income (Loss) – Diluted	2.95	3.51	3.94	2.69	3.49	4.18	4.59	5.24	6.69	7.51	8.26
Dividends (Declared)	0.86	1.00	1.00	1.00	1.00	1.20	1.25	1.54	1.83	2.00	2.50
Book Value	20.93	23.44	24.58	26.24	28.79	31.86	34.35	39.52	43.98	51.83	59.32
Market Price	22.19	26.88	20.00	24.06	37.81	39.38	35.16	48.44	84.38	123.75	170.00
Assets by Geographical Area											
Puerto Rico	93%	92%	89%	87%	87%	79%	76%	75%	74%	74%	71%
United States	6%	6%	9%	11%	10%	16%	20%	21%	22%	23%	25%
Caribbean and Latin America	1%	2%	2%	2%	3%	5%	4%	4%	4%	3%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Traditional Delivery System											
Banking Branches											
Puerto Rico	126	128	173	161	162	165	166	166	178	201	198
Virgin Islands	3	3	3	3	3	8	8	8	8	8	8
United States	10	10	24	24	30	32	34	40	44	63	89
Subtotal	139	141	200	188	195	205	208	214	230	272	295
Non-Banking Offices											
Popular Financial Holdings				27	41	58	73	91	102	117	128
Popular Cash Express											51
Popular Finance	17	18	26	26	26	26	28	31	39	44	48
Popular Auto		4	9	9	9	8	10	9	8	10	10
Popular Leasing, U.S.A.										7	8
Popular Mortgage								3	3	3	11
Popular Securities									1	2	2
Popular One											
Popular Insurance											
Popular Insurance Agency U.S.A.											
Popular Insurance, V.I.											
E-LOAN											
EVERTEC											
Subtotal	17	22	35	62	76	92	111	134	153	183	258
Total	156	163	235	250	271	297	319	348	383	455	553
Electronic Delivery System											
ATMs Owned											
Puerto Rico	153	151	211	206	211	234	262	281	327	391	421
Virgin Islands	3	3	3	3	3	8	8	8	9	17	59
United States					6	11	26	38	53	71	94
Total	156	154	214	209	220	253	296	327	389	479	574
Transactions (in millions)											
Electronic Transactions[2]	14.9	16.1	18.0	23.9	28.6	33.2	43.0	56.6	78.0	111.2	130.5
Items Processed[3]	159.8	161.9	164.0	166.1	170.4	171.8	174.5	175.0	173.7	171.9	170.9
Employees (full-time equivalent)	**5,131**	**5,213**	**7,023**	**7,006**	**7,024**	**7,533**	**7,606**	**7,815**	**7,996**	**8,854**	**10,549**

[1] Per common share data adjusted for stock splits and reverse stock split executed in May 2012.

[2] From 1981 to 2003, electronic transactions include ACH, Direct Payment, TelePago Popular, Internet Banking and ATH Network transactions in Puerto Rico. From 2004 to 2009, these numbers were adjusted to include ATH Network transactions in the Dominican Republic, Costa Rica, El Salvador and the United States, health care transactions, wire transfers, and other electronic payment transactions in addition to those previously stated. After 2010, electronic transactions only include transactions made by Popular, Inc.'s clients and exclude electronic transactions processed by EVERTEC for other clients.

[3] After the sale in 2010 of a majority interest in EVERTEC, Popular's information technology subsidiary, the Corporation does not process items.

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
$ 257.6	$ 276.1	$ 304.5	$ 351.9	$ 470.9	$ 489.9	$ 540.7	$ 357.7	$ (64.5)	$(1,243.9)	$ (573.9)	$ 137.4	$ 151.3	$ 245.3
25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3	38,815.0	37,348.4	36,507.5
14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9	26,458.9	25,314.4	25,093.6
14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9	26,762.2	27,942.1	27,000.6
1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8	3,800.5	3,918.8	4,110.0
$3,790.2	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1	$1,445.4	$3,211.4	$1,426.0	$2,144.9
1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%	0.36%	0.40%	0.68%
15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%	4.37%	4.01%	6.37%
$ 9.19	$ 9.85	$ 10.87	$ 13.05	$ 17.36	$ 17.95	$ 19.78	$ 12.41	$ (2.73)	$ (45.51)	$ 2.39	$ (0.62)	$ 1.44	$ 2.35
9.19	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39	(0.62)	1.44	2.35
3.00	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20	–	–	–
57.54	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91	36.67	37.71	39.35
139.69	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60	31.40	13.90	20.79
71%	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%	74%	74%	73%
25%	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%	23%	23%	24%
4%	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%	3%	3%	3%
100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
199	199	196	195	193	192	194	191	196	179	173	185	183	175
8	8	8	8	8	8	8	8	8	8	8	8	9	9
91	95	96	96	97	128	136	142	147	139	101	96	94	92
298	302	300	299	298	328	338	341	351	326	282	289	286	276
137	136	149	153	181	183	212	158	134	2				
102	132	154	195	129	114	4							
47	61	55	36	43	43	49	52	51	9				
12	12	20	18	18	18	17	15	12	12	10	10	10	10
10	11	13	13	11	15	14	11	24	22				
13	21	25	29	32	30	33	32	32	32	33	36	37	37
2	3	4	7	8	9	12	12	13	7	6	6	4	4
												4	5
	2	2	2	2	2	2	2	2	1	1	1	1	1
		1	1	1	1	1	1	1	1	1	1	1	1
			1	1	1	1	1	1	1	1	1	1	1
						1	1	1	1				
4	4	4	5	5	5	5	7	9	9	9			
327	382	427	460	431	421	351	292	280	97	61	55	58	59
625	684	727	759	729	749	689	633	631	423	343	344	344	335
442	478	524	539	557	568	583	605	615	605	571	624	613	597
68	37	39	53	57	59	61	65	69	74	77	17	20	20
99	109	118	131	129	163	181	192	187	176	136	138	135	134
609	624	681	723	743	790	825	862	871	855	784	779	768	751
159.4	199.5	206.0	236.6	255.7	568.5	625.9	690.2	772.7	849.4	804.1	381.6	410.4	420.4
171.0	160.2	149.9	145.3	138.5	133.9	140.3	150.0	175.2	202.2	191.7			
11,501	**10,651**	**11,334**	**11,037**	**11,474**	**12,139**	**13,210**	**12,508**	**12,303**	**10,587**	**9,407**	**8,277**	**8,329**	**8,072**

Our Creed

Banco Popular is a local institution dedicating its efforts exclusively to the enhancement of the social and economic conditions in Puerto Rico and inspired by the most sound principles and fundamental practices of good banking.

Popular pledges its efforts and resources to the development of a banking service for Puerto Rico within strict commercial practices and so efficient that it could meet the requirements of the most progressive community in the world.

▶ *These words, written in 1928 by Rafael Carrión Pacheco, Executive Vice President and President (1927–1956), embody the philosophy of Popular, Inc. in all its markets.*

Our People

The men and women who work for our institution, from the highest executive to the employees who handle the most routine tasks, feel a special pride in serving our customers with care and dedication.

All of them feel the personal satisfaction of belonging to the "Banco Popular Family," which fosters affection and understanding among its members, and which at the same time firmly complies with the highest ethical and moral standards of behavior.

▶ *These words by Rafael Carrión Jr., President and Chairman of the Board (1956–1991), were written in 1988 to commemorate the 95th anniversary of Banco Popular, and reflect our commitment to human resources.*

CORPORATE INFORMATION

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP

Annual Meeting:
The 2013 Annual Stockholders' Meeting of Popular, Inc. will be held on Tuesday, April 30, at 9:00 a.m. at Centro Europa Building in San Juan, Puerto Rico.

Additional Information:
The Annual Report to the Securities and Exchange Commission on Form 10-K and any other financial information may also be viewed by visiting our website: **www.popular.com**

SENIOR MANAGEMENT TEAM



From left to right, Eduardo J. Negrón, Juan Guerrero, Gilberto Monzón, Jorge A. Junquera, Ignacio Álvarez, Richard L. Carrión, Ileana González, Lidio Soriano, Carlos J. Vázquez, Eli Sepúlveda and Néstor O. Rivera.

BOARD OF DIRECTORS

RICHARD L. CARRIÓN
Chairman, President and
Chief Executive Officer
Popular, Inc.

ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.

MARÍA LUISA FERRÉ
President and
Chief Executive Officer
Grupo Ferré Rangel

DAVID E. GOEL
Managing General Partner
Matrix Capital Management
Company, LLC

C. KIM GOODWIN
Private Investor

MANUEL MORALES JR.
President
Parkview Realty, Inc.

WILLIAM J. TEUBER JR.
Vice Chairman
EMC Corporation

CARLOS A. UNANUE
President
Goya de Puerto Rico

JOSÉ R. VIZCARRONDO
President and
Chief Executive Officer
Desarrollos Metropolitanos, S.E.

EXECUTIVE OFFICERS

RICHARD L. CARRIÓN
Chairman. President and
Chief Executive Officer
Popular, Inc.

JORGE A. JUNQUERA
Senior Executive Vice President
Chief Financial Officer
Popular, Inc.

CARLOS J. VÁZQUEZ
Executive Vice President
Popular, Inc.
President
Banco Popular North America

IGNACIO ÁLVAREZ
Executive Vice President
Chief Legal Officer
General Counsel & Corporate
Matters Group
Popular, Inc.

ILEANA GONZÁLEZ
Executive Vice President
Commercial Credit
Administration Group
Banco Popular de Puerto Rico

JUAN GUERRERO
Executive Vice President
Financial & Insurance Services Group
Banco Popular de Puerto Rico

GILBERTO MONZÓN
Executive Vice President
Individual Credit Group
Banco Popular de Puerto Rico

EDUARDO J. NEGRÓN
Executive Vice President
Administration Group
Popular, Inc.

NÉSTOR O. RIVERA
Executive Vice President
Retail Banking and
Operations Group
Banco Popular de Puerto Rico

ELI SEPÚLVEDA
Executive Vice President
Popular, Inc.
Commercial Credit Group
Banco Popular de Puerto Rico

LIDIO SORIANO
Executive Vice President
Chief Risk Officer
Corporate Risk Management Group
Popular, Inc.